Aristotle Funds Series Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

July 19, 2023

VIA EDGAR SUBMISSION – FORM DEL AM

U.S. Securities and Exchange Commission (the "Commission")
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:     Delaying Amendment for Aristotle Funds Series Trust (the “Trust”)
Registration Statement on Form N-14
File Nos.: 333-273036

To the Commission:

Pursuant to Rule 473 under the Securities Act of 1933 (the “Securities Act”), as amended, on behalf of the Trust, we hereby file a delaying amendment with respect to the Trust's Registration Statement on Form N-14 (the “Registration Statement”) relating to the reorganization of the Aristotle Value Equity Fund, Aristotle/Saul Global Equity Fund, Aristotle International Equity Fund, Aristotle Core Equity Fund, and Aristotle Small Cap Equity Fund, each a series of Investment Managers Series Trust, into the Aristotle Value Equity Fund II, Aristotle/Saul Global Equity Fund II, Aristotle International Equity Fund II, Aristotle Core Equity Fund II, and Aristotle Small Cap Equity Fund II, respectively, each a series of the Trust.

The Trust hereby amends the Registration Statement to delay its effective date until the Trust shall file a further amendment that specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 473 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Los Angeles and the State of California, on the 19th day of July, 2023.

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please feel free to contact Rachel Spearo of U.S. Bank Global Fund Services, the Trust’s sub-administrator, at 414-516-1692.

Sincerely,

/s/ Richard Schweitzer
Richard Schweitzer
President and Trustee